Exhibit 21

List of Subsidiaries of the Company

Name of Company	Place of Incorporation	Percentage Ownership
Trunkbow International Holdings Limited	British Virgin Island	100%
Trunkbow (Asia Pacific) Investment Holdings Limited	Hong Kong	100%
Trunkbow Asia Pacific Technology (Shandong) Limited	PRC	100%
Trunkbow Asia Pacific Technology (Shenzhen) Limited	PRC	100%